OxySure® Systems, Inc.

July 25, 2011

Mr. Geoffrey Kruczek
Securities and Exchange Commission
Washington, D.C. 20549

Re:	OxySure Systems, Inc.
Amendment No. 8 to Registration Statement on Form S-1/A
Filed on June 22, 2011
File Number 333-159402

Dear Mr. Kruczek:

We have received your comment letter dated July 8, 2011 (the “Comment Letter”) regarding Amendment No. 8 to our Registration Statement on Form S-1/A filed on June 22, 2011 (the “Registration Statement”).  We have prepared the following responses describing the general action(s) taken regarding each comment in the Comment Letter.  The following numbers herein are coordinated to the comment number in the Comment Letter.

Prospectus Summary

1.             We have revised the Registration Statement to reconcile the working capital deficit and stockholders’ deficit disclosures.  The working capital deficits are $1,594,791 as of March 31, 2011, $1,577,151 as of December 31, 2010, and $705,254 as of December 31, 2009.  The stockholders’ deficits are $12,266,175 as of March 31, 2011 and $11,898,260 as of December 31, 2010.

We confirm that we calculated the working capital deficit as current assets minus current liabilities, and all the working capital deficit amounts in the revised Registration Statement have been reconciled.

Shares Eligible for Future Sale

2.             We have revised the Registration Statement to delete the phrase “except as may be restricted by lock up agreements.”

Related Party Transactions

3.             We have revised the Registration Statement by clarifying the footnotes to indicate which amounts relate to the agreement with Afritex, the Senior Note, and the Exchange Modification.

Interim Financial Statements

Note 1.  Summary of Significant Accounting Policies

Inventory

4.             We have revised the Registration Statement to include our inventory policy with respect to our inventory reserves.  The revised disclosure now states as follows:

“Our inventory consists of raw material and components for our portable oxygen systems as well as completed products and accessories.  Inventories are computed using the lower of cost or market, which approximates actual cost on a first-in first-out basis.  Inventory components are parts, work-in-process and finished goods.  Finished goods are reported as inventories until the point of title transfer to our customers.  We write down our inventory value for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.  These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements.  Actual demand may differ from forecasted demand, and such differences may have a material effect on recorded inventory values.  Management has established inventory reserves to cover estimated inventory losses for all work-in-process and finished goods related to products we manufactured, as well as raw material and components for those products that had no potential use in products to be manufactured in the future.  Management was required to make judgments about the future benefit of our raw materials and components.  Actual reserve requirements could differ significantly from management’s estimates, which could have a significant unfavorable impact on our future gross margins.”

Stock-Based Compensation

5.             We have revised the Registration Statement to delete stock warrants in connection with convertible loans, as this table represents a disclosure regarding stock-based compensation expense for employees, consultants and other non-employees.

Note 4.  Notes Payable

6.             We have revised the Registration Statement to include the maturity provisions of the JTR Senior Note under Note 4 of the financial statements as required by Rule 5-02.22 of Regulation S-X.  The disclosure now states as follows:

“Of the total amount outstanding under the Senior Note, $422,850 (the “Deferred JTR Senior Notes”) is payable on April 15, 2012, and the remainder is classified as current.  Of the total amount outstanding under the Senior Note, $422,850 is payable on April 15, 2012 provided that: (a) Any amounts due and payable under the JTR Senior Note in excess of $422,850 shall remain current and due upon demand (the “Current JTR Senior Notes”); and (b) in the event the Company completes an equity event (the “Equity Event”) prior to April 15, 2012, then up to a maximum total of $500,000 owed under the Senior Note is repayable upon and at the time of such Equity Event, such that: (i) any amounts repaid upon the Equity Event shall be applied as to the Deferred JTR Senior Notes first; and (ii) any amounts remaining thereafter shall be applied to the Current JTR Senior Notes. If any amounts under the Deferred JTR Senior Notes remain outstanding subsequent to the Equity Event, these amounts shall remain deferred until April 15, 2012.”

7.             The JTR Senior Notes are demand notes.  However, the holder of the JTR Senior Notes has provided us the following relief in respect of the JTR Senior Notes:  $422,850 of the JTR Senior Notes is payable on April 15, 2012, provided that, in the event we complete an Equity Event prior to April 15, 2012, then up to a maximum total of $500,000 is repayable upon and at the time of such equity event.  Since the JTR Senior Notes are demand notes, they are treated as current and expensed upon issuance.

8.             We have revised the Registration Statement to update the footnote disclosure to include each gross note payable, the associated discount, and the net payable amount.  In addition, the effective interest rate is now disclosed for each note.  The disclosure in Note 4 is now consistent with ASC 835-30-45-1A through 45-4.

Annual Financial Statements

Note 1. Summary of Significant Accounting Policies

Equity Warrants

9.             We have revised the Registration Statement to be consistent in our treatment of the warrants as equity.  These warrants have been recorded to paid capital in accordance with ASC 470-20-25-2 which states that proceeds from the sale of a debt instrument with stock purchase warrants shall be allocated to the two elements,  based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at the time of issuance.  The portion of the proceeds so allocated to the warrants is as paid-in capital and the other side of the entry is to debt discount.   Note that consistent with previous filings, the discount is amortized over the life of the note based on ASC 835-30-35 as the discount should be amortized as interest expense over the life of the note in such a way as to result in a constant rate of interest when applied to the amount outstanding at the beginning of any given period.

Upon further review, we agree that US GAAP does not require us to re-measure the warrants.  As such, we have removed the inconsistency you noted and restated the filing so that we are not recording adjustments to the warrants for changes related to their fair value.  The disclosure now states as follows:

“The Company has issued warrants to purchase shares of its common stock in connection with convertible notes.  In accordance with ASC 470-20, Debt with conversions and other options, the proceeds from the notes were allocated based on the relative fair values of the notes without the warrants issued in conjunction with the notes and of the warrants themselves at the time of issuance.  The Company records the fair value of the warrants at the time of issuance as additional paid in capital and as a debt discount to the notes.  The Company amortizes this debt discount as interest expense over the life of the note.  Additionally, as a result of issuing the warrants with the convertible notes, a beneficial conversion option is recorded as a debt discount reflecting the incremental conversion option intrinsic value of the conversion option provided to the holders of the notes.  The Company also amortizes this debt discount as interest expense over the life of the notes.  The intrinsic value of each conversion option was calculated as the difference between the effective conversion price and the fair value of the common stock, multiplied by the number of shares into which the note is convertible.”

10.           Consistent with our comment response 9, we are no longer applying this guidance to the warrants.  Please see our response above.

Upon further review of the ASC 470-20-55-13 through 17, we noted that the beneficial conversion feature of the notes payable was not valued in the financial statements.  As such, we have valued the intrinsic value of the beneficial conversion feature and recorded them as a debit to debt discount and credit to additional paid in capital.  Please see the calculation contained in Annexure A included under comment response #12 for further details on the calculation.  Note that the debt discount is being amortized over the life of the note based on ASC 835-30-35 as the discount should be amortized as interest expense over the life of the note in such a way as to result in a constant rate of interest when applied to the amount outstanding at the beginning of any given period.

None of the notes have conversion price adjustments associated with them; therefore, ASC 470-20-55-16 does not apply.

11.           We have revised the Registration Statement to differentiate fair market value from intrinsic value and have updated our entries accordingly.

Note 4. Notes Payable

12.           We have provided a summary schedule enclosed as Annexure A, which addresses all the items listed in comment 12 for each note.

Note 8. License and Service Agreements

13.           We made a business decision to extend the maturity date of the Afritex note rather than issue shares in satisfaction of the debt so as not to dilute our existing shareholders.  It is correct that by extending the maturity of these notes, additional interest will accrue.  However, we retained the option to convert both the principal and the accrued interest on the Afritex note into shares of our common stock in the future on or before the extended maturity date.

14.           We have not recognized all of the product sales to Afritex during 2010 as revenues earned under GAAP, because not all of the products sold pursuant to these orders were shipped during 2010.  Therefore, the product sales were not recognized in 2010 but we have recorded $255,655 in deferred revenue as of December 31, 2010.

15.           Pursuant to the license agreement with Afritex, Afritex does not have an obligation to develop any derivative products.  To our knowledge, Afritex has not developed any derivative products.  Therefore, we have not received any royalties from Afritex in connection with the sale of derivative products.

Afritex made an initial purchase of $120,955 on May 14, 2010, comprising 600 units of Model 615 and 321 other items.  This purchase satisfies Afritex’s initial purchase order requirement, stated in the Afritex distribution agreement as follows:  “Initial Purchase Order: Distributor shall submit the Initial Purchase Order (as defined in Section 4 herein) for at least 600 Units of Model 615 (SKU 615-00) OR the equivalent of USD 145,000 in Products.”  Please see the previously filed Exhibit 10.30, Afritex Distribution Agreement dated March 26, 2010 – “Exhibit C (Minimum Net Purchases).”  Since Afritex purchased 600 units of Model 615, it satisfied its obligation regarding the initial order for existing products.

In addition to the initial purchase, Afritex made two additional purchases during 2010: (i) a purchase totaling $49,100 on October 18, 2010; and (ii) a purchase totaling $85,600 on December 2, 2010.

We confirm that there have been additional sales to Afritex since 2010 totaling $76,647. We believe that Afritex’s initial focus is to seed its market(s), develop market awareness, gain sales traction and sell a reasonable quantity of its inventory already purchased.  We believe that certain South African regulatory approval delays experienced by Afritex, and the risk of overstocking in the context of these delays outside of their control, are factors in Afritex’s ability to meet its initial annual purchase commitment.

16.           As it states in the both the Brazilian and South African distributorship agreements, of which the South African distributor agreement has been previously filed as Exhibit 10.30 to the Registration Statement (Section 14.4), the remedies available to us if our Brazilian and South African distributors do not meet their commitments to us are as follows:

“If either party breaches any commitment contained in or arising from this Agreement (excepting Sections 14.1 and 14.2) and fails to remedy the breach within 30 days from the date of written demand to cure (provided, however, in the event of Distributor’s default in its obligations under Article 4, there shall be no such demand required or cure available), the breaching party shall be deemed to be in default hereunder.

On Distributor’s default, OxySure may do any of the following, as determined in OxySure’s sole discretion:  (i) declare any unpaid sums under this Agreement immediately due and payable; (ii) suspend further performance by OxySure; (iii) terminate this Agreement; (iv) cancel the Distributor’s distribution rights; (v) reduce the extent of the Territory and/or Channel; and/or (vi) commence a legal proceeding, in accordance with Section 18.9, for damages and/or specific performance and/or pursue any and all other available remedies at law or in equity, all of such remedies being cumulative of each other.”

As of the date of this Registration Statement, we have elected to not seek any of the remedy provisions outlined above, in connection with any non-performance by our Brazilian and South African distributors, relating to their annual purchase commitments.  However, we retain the right to seek any of the remedy provisions available to us in the future, for both past and potential future non-performance, if applicable.

17.           Our issuance of the $270,000 note payable to Afritex was concurrent with our licensing agreement and distribution agreement with Afritex.  Under those agreements, we: 1) granted Afritex a license agreement in exchange for a fee of $225,000 which was recognized as revenue; 2) received the right to a royalty fee of 8% on all sales of derivative products and 3) received an annual purchase commitment of $480,000 from Afritex.  The distribution agreement had a term of one year, with automatic renewals annually thereafter if not terminated by either party.  The business purpose of the note payable issuance to Afritex was a sales incentive in exchange for the annual purchase commitment, although the licensing agreement, distribution agreement and note issuance were all part of the same transaction.

Upon further review, we do not believe there is an identifiable benefit as the distribution/license agreements cannot be separated from Afritex’s purchase or licensing of our products.  ASC 605-50-45-2/a says the identifiable benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.  In this case, our issuance of the note payable to Afritex does not create an identifiable benefit that they could receive from another party that is not also a purchaser of our products.

As we no longer believe there is an identifiable benefit, we are now applying guidance under ASC 605-50-25-3, which states: “For a sales incentive offered voluntarily by a vendor and without charge to customers that can be used or that becomes exercisable by a customer as a result of a single exchange transaction, and that will not result in a loss on the sale of a product or service, a vendor shall recognize the cost of such a sales incentive at the later of the following: (a) The date at which the related revenue is recognized by the vendor. (b) The date at which the sales incentive is offered…”

As part of the transaction described above, we recognized revenue of $225,000 on March 26, 2010, and thus expensed the sales incentive in the amount of $270,000 during the year ended December 31, 2010.

The following bullet points are coordinated to the bullet points in comment number 17:

•
Upon further review, we do not believe there is an identifiable benefit as the distribution/license agreements cannot be separated from Afritex’s purchase or licensing of our products.  ASC 605-50-45-2/a says the identifiable benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

•	As we no longer believe there is an identifiable benefit, and we are now applying guidance under ASC 605-50-25-3.

•	Upon our further review, we agree ASC 505-50-25-4 does not apply.

•
Upon our further review, we do not believe ASC 505-50-25 is applicable.  We agree that this guidance does not address the period(s) or manner in which an entity granting an equity instrument should value the fair value of the equity instruments.  We have revised the Registration Statement to expense the entire amount of $270,000 on March 26, 2010.

•	We hereby confirm that our obligations under the note payable are not contingent on any future performance of Afritex.

•
Upon further review, we do not believe we have an identifiable benefit as the distribution/license agreements cannot be separated from the sales.  Therefore, developing a reasonable estimate of the fair value of the benefit no longer appears to be appropriate.

Note 17. Correction of Error to Prior Period Financial Statements

18.           The note has been revised to show the “as reported” balances which conform to the filing in Amendment No. 2 filed on July 15, 2010.

19.           We have revised the Registration Statement to revise our disclosure to reflect the accumulated deficit balance as originally reported and as restated to agree to the balance sheet.

20.           We have revised the Registration Statement to revise the disclosure related to correction of errors to include the financial statement line items affected, which includes items from the statements of cash flows.

21.            We have revised the Registration Statement to include the effect of the correction of error on each financial statement line item and any per-share amounts affected, including the disclosures required by ASC 250-10-50-7(b).

22.           The underlying journal entries related to the revised Registration Statement are as follows:

Correction of Error, March 31, 2011:

a)
The Company erroneously recorded the fair value and beneficial conversion features associated with its warrants.  This adjustment reconciles the activity for debt discount, interest expense and additional paid-in-capital.  These entries represent prior period adjustments to interest expense that occured before January 1, 2011.  The net result of this adjustment caused an increase in current note payables, a decrease in long term note payables, an increase in additional paid in capital and an increase in interest expense.

	Account	DR (CR)
	Retained Earnings	308,146.92
	APIC - Options & Warrants	(423,213.53)
	Debt Discount - Current	41,511.07
	Debt Discount - Long term	73,555.54

b)
The Company erroneously recorded the fair value and beneficial conversion features associated with its warrants.  This adjustment reconciles the activity for debt discount, interest expense and additional paid-in-capital.  The net result of this adjustment caused an increase in current note payables, a decrease in long term note payables, an increase in additional paid in capital and an increase in interest expense.

	Account	DR (CR)
	Interest Expense	32,848.57
	APIC - Options & Warrants	(45,307.64)
	Debt Discount - Current	(10,473.59)
	Debt Discount - Long term	22,932.66

c)
The Company erroneously capitalized and amortized a portion of the Afritex note payable in 2010.  This adjustment reverses both the capitalization and amortization already recorded.  These entries represent prior period adjustments that occured before January 1, 2011.  The net result of this adjustment caused a decrease in other assets and an increase in SG&A expenses.

	Account	DR (CR)
	Retained Earnings	270,000.00
	Other Assets (capitalized Afritex note)	(270,000.00)
	Accumulated amortization	80,640.00
	Retained Earnings	(80,640.00)

d)
The Company erroneously capitalized and amortized a portion of the Afritex note payable.  This adjustment reverses the amortization recorded in 2011.  The net result of this adjustment caused an increase in other assets and a decrease in amortization expense.

	Account	DR (CR)
	Accumulated amortization	26,880.00
	Amortization expense	(26,880.00)

e)	This entry reflects all 2011 income statement adjustments to accumulated deficit.

Correction of Error, March 31, 2010:

a)
The Company erroneously recorded the fair value and beneficial conversion features associated with its warrants.  This adjustment reconciles the activity for debt discount, interest expense and additional paid-in-capital.  The net result of this adjustment caused an increase in current note payables, an increase in additional paid in capital and an increase in interest expense.

	Account	DR (CR)
	Interest Expense	16,286.36
	APIC - Options & Warrants	(11,051.25)
	Debt Discount - Current	(5,235.11)

b)
The Company erroneously recorded the fair value and beneficial conversion features associated with its warrants.  This adjustment reconciles the activity for debt discount, interest expense and additional paid-in-capital.  These entries represent prior period adjustments to interest expense that occured before January 1, 2010.  The net result of this adjustment caused a decrease in current and long term note payables, an increase in additional paid in capital and an increase in interest expense.

	Account	DR (CR)
	Retained Earnings	212,664.23
	APIC - Options & Warrants	(295,829.36)
	Debt Discount - Current	6,561.28
	Debt Discount - Long term	76,603.85

c)
The Company erroneously capitalized a portion of the Afritex note payable.  This adjustment reverses the capitalization recorded.  The net result of this adjustment caused a decrease in other assets and an increase in SG&A expenses.

	Account	DR (CR)
	Advertising/Promotion, Customer Incentives	270,000
	Other Assets	(270,000)

d)	This entry reflects all 2010 income statement adjustments to accumulated deficit.

e)	This entry reclassifies amortization of debt discount previously incorrectly reported as changes in deferred rent.
	Account	DR (CR)
	Amortization of debt discount	19,668
	Changes in Deferred Rent	(19,668)

Correction of Error, December 31, 2010:

a)
The Company erroneously recorded the fair value and beneficial conversion features associated with its warrants.  This adjustment reconciles the activity for debt discount, interest expense and additional paid-in-capital.  These entries represent prior period adjustments to interest expense that occured before January 1, 2010.  The net result of this adjustment caused a decrease in current note payables, an increase in additional paid in capital and an increase in interest expense.

	Account	DR (CR)
	Retained Earnings	212,664
	APIC - Options & Warrants	(295,829)
	Debt Discount - Current	83,165

b)
The Company erroneously recorded the fair value and beneficial conversion features associated with its warrants.  This adjustment reconciles the activity for debt discount, interest expense and additional paid-in-capital.  The net result of this adjustment caused an increase in current note payables, a decrease in long term note payables, an increase in additional paid in capital and an increase in interest expense.

	Account	DR (CR)
	Interest Expense	95,483
	APIC - Options & Warrants	(127,384)
	Debt Discount - Current	(41,654)
	Debt Discount - Long term	73,556

c)
The Company erroneously capitalized and amortized a portion of the Afritex note payable.  This adjustment reverses both the capitalization and amortization already recorded.  The net result of this adjustment caused a decrease in other assets and an increase in SG&A expenses.

	Account	DR (CR)
	Advertising/Promotion, Customer Incentives	270,000
	Other Assets	(270,000)
	Accumulated amortization	80,640
	Amortization expense	(80,640)

d)	This entry reflects all 2010 income statement adjustments to accumulated deficit.

Correction of Error, December 31, 2009:

a)
The Company erroneously recorded rent expense on a cash basis. Due to escalating base rental payments, a deferred base rental period in 2008 and tenant improvements allowance of $324,000, the Company now recognizes its rental expense on a straight-line basis and records deferred rent on its balance sheet. The net result of this adjustment caused a decrease to deferred rent and rent expense.

	Account	DR (CR)
	Accrued Exp & Other Curr Liabs:Deferred Rent	38,672
	Accrued Exp & Other Curr Liabs:Leasehold Improvement Allowance	3,189
	Other Income	6,271
	Property Taxes	15,666
	Rent - CAM Expenses	28,387
	Rent Expense	(92,184)

b)
The Company erroneously recorded the fair value and beneficial conversion features associated with its warrants. This adjustment reconciles the activity for debt discount, interest expense and additional paid-in-capital. The net result of this adjustment caused an increase in current note payables, a decrease in long term note payables, an increase in additional paid in capital, an increase in SG&A expense and a decrease in interest expense.

	Account	DR (CR)
	Additional Paid in Capital	22,319
	Amortization Expense	32,163
	APIC - options & warrants	(168,221)
	APIC - Warrants	(868)
	Consulting Fees-options&warrant - Other	(107,357)
	Debt Discount	(13,523)
	Debt Discount - Long term	76,604

	Discount on NP Frisco EDC - LT	81,416
	Discount on NP Frisco EDC-ST	(81,686)
	Financing exp-options&warrants	(125,729)
	Interest Expense	209,998
	Interest Expense	59,796
	Interest expense - Warrants	14,818
	JTR Investments-Senior Note	(42,350)
	N/P JTR Investments-Second Note	42,350
	Notes payable - Current	(161,949)
	Notes payable - Long term	161,949
	Shareholder Loans - Other	270

c)
The Company erroneously recorded the fair value and beneficial conversion features associated with warrants associated with the Sinacola lease. This adjustment reconciles the activity for rent expense, debt discount, interest expense and additional paid-in-capital. The net result of this adjustment caused a decrease in prepaid expenses, a decrease in other assets, a decrease in current note payables, a decrease in additional paid in capital and a decrease in rent expense.

	Account	DR (CR)
	Additional Paid in Capital	(32,543)
	APIC - options & warrants	132,574
	Debt Discount	91,508
	Prepaid exp-long term	(138,564)
	Prepaid exp-short term	(46,709)
	Rent - Other	(592,439)
Rent Expense	592,439
Rent Expense - Warrant	(6,266)

d)
FASB ASC 718 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. This entry adjusts stock-based compensation expense for the actual forfeitures. The net result of this adjustment caused an increase in additional paid in capital and an increase in stock compensation expense.

	Account	DR (CR)
	EE-Stock comp exp	6,334
	APIC-Options & Warrants	(6,334)

e)	This entry reclassifies actual selling, general, and administrative expense previously recorded as an interest expense.
	Account	DR (CR)
	Cap Lease Expense	11,161
	Interest Expense	(11,161)

f)
The Company erroneously recorded rent expense on a cash basis. Due to escalating base rental payments, a deferred base rental period in 2008 and tenant improvements allowance of $324,000, the Company now recognizes its rental expense on a straight-line basis and records deferred rent on its balance sheet. These entries represent prior period adjustments to rent expense that occured before January 1, 2009. The net result of this adjustment caused an increase in deferred rent and rent expense.

	Account	DR (CR)
	Accrued Exp & Other Curr Liabs:Deferred Rent	(77,655)
	Accrued Exp & Other Curr Liabs:Leasehold Improvement Allowance	(11,970)
	Retained Earnings	89,625

g)
The Company erroneously recorded the fair value and beneficial conversion features associated with its warrants. This adjustment reconciles the activity for debt discount, interest expense and additional paid-in-capital. These entries represent prior period adjustments to interest expense that occured before January 1, 2009. The net result of this adjustment caused a decrease in current note payables, an increase in additional paid in capital and an increase in SG&A expense.

	Account	DR (CR)
	Additional Paid in Capital	(137,040)
	APIC - options & warrants	(563,438)
	Consulting Fees-options&warrant - Other	42,324
	Debt Discount	107,513
	Retained Earnings	550,641

h)	This entry reflects all 2009 income statement adjustments to accumulated deficit.

In 2010, our presentation of certain accounts in our statement of income and cash flow was changed. We believe that these changes in presentation provide more reliable and relevant information and better understanding of our results of operation. These reclassifications had no effect on our reported income before income taxes, net income or cash flow for the year.

i)
Certain accounts in December 31, 2009 financial statements were reclassified to conform with the December 31, 2010 financial statements presentation. This entry reclassifies warrant issuance to be shown in the cumulative additional paid in capital line item.

	Account	Increase (Decrease)
	APIC - options & warrants	167,750
	Warrants Issuance	(167,750)

j)
Certain accounts in December 31, 2009 financial statements were reclassified to conform with the December 31, 2010 financial statements presentation. This entry reclassifies actual selling, general, and administrative expense previously reported as an other expense.

	Account	Increase (Decrease)
	SG&A Expenses	49,363
	Other Expense	(49,363)

k)
Certain accounts in December 31, 2009 financial statements were reclassified to conform with the December 31, 2010 financial statements presentation. This entry reclassifies actual interest expense previously reported as a selling, general, and administrative expense.

	Account	Increase (Decrease)
	Interest Expense	258,242
	SG&A Expenses	(258,242)

l)
Certain accounts in December 31, 2009 financial statements were reclassified to conform with the December 31, 2010 financial statements presentation. This entry reclassifies changes in deferred rent previously reported as changes in accounts payable and accrued liabilities.

	Account	Increase (Decrease)
	Changes in Deferred Rent	62,102
	Changes in Accounts payable and accrued liabilities	(62,102)

m)
Certain accounts in December 31, 2009 financial statements were reclassified to conform with the December 31, 2010 financial statements presentation. This entry reclassifies amortization of intangible assets previously reported as proceeds from issuance of common stock and warrants to employees and non-employees.

	Account	Increase (Decrease)
	Amortization of intangible assets	24,446
	Proceeds from issuance of common stock and warrants to employees and non-employees	(24,446)

n)
Certain accounts in December 31, 2009 financial statements were reclassified to conform with the December 31, 2010 financial statements presentation. This entry reclassifies changes in accounts payable and accrued liabilities previously reported as proceeds from issuance of common stock and warrants to employees and non-employees.

	Account	Increase (Decrease)
	Changes in Accounts payable and accrued liabilities	9,556
	Proceeds from issuance of common stock and warrants to employees and non-employees	(9,556)

o)
Certain accounts in December 31, 2009 financial statements were reclassified to conform with the December 31, 2010 financial statements presentation. This entry reclassifies a prior period adjustment related to amortization of debt discount.

	Account	Increase (Decrease)
	Amortization of debt discount	58,822
	Prior period adjustment	(58,822)

p)
Certain accounts in December 31, 2009 financial statements were reclassified to conform with the December 31, 2010 financial statements presentation. This entry reclassifies issuance of common stock options to employees as compensation previously reported as proceeds from issuance of common stock and warrants to employees and non-employees.

	Account	Increase (Decrease)
	Issuance of common stock options to employees as compensation	171,609
	Proceeds from issuance of common stock and warrants to employees and non-employees	(171,609)

q)
Certain accounts in December 31, 2009 financial statements were reclassified to conform with the December 31, 2010 financial statements presentation. This entry reclassifies issuance of common stock options and warrants in exchange for services previously reported as proceeds from issuance of common stock and warrants to employees and non-employees.

	Account	Increase (Decrease)
	Issuance of common stock options and warrants in exchange for services	565,501
	Proceeds from issuance of common stock and warrants to employees and non-employees	(565,501)

r)
Certain accounts in December 31, 2009 financial statements were reclassified to conform with the December 31, 2010 financial statements presentation. This entry reclassifies changes in other assets previously reported as changes in prepaid expenses and other current assets.

	Account	Increase (Decrease)
	Changes in other assets	19,283
	Changes in prepaid expenses and other current assets	(19,283)

s)
Certain accounts in December 31, 2009 financial statements were reclassified to conform with the December 31, 2010 financial statements presentation. This entry reclassifies purchases of intangible assets previously reported as purchases of other assets.

	Account	Increase (Decrease)
	Purchase of intangible assets	10,998
	Changes in other assets	(10,998)

t)
Certain accounts in December 31, 2009 financial statements were reclassified to conform with the December 31, 2010 financial statements presentation. This entry reclassifies proceeds of common stock options and warrants previously reported as proceeds from issuance of common stock and warrants to employees and non-employees.

	Account	Increase (Decrease)
	Proceeds from exercise of common stock options and warrants	1,200
	Proceeds from issuance of common stock and warrants to employees and non-employees	(1,200)

u)
Certain accounts in December 31, 2009 financial statements were reclassified to conform with the December 31, 2010 financial statements presentation. This entry reclassifies amortization of debt discount previously reported as proceeds from issuance of common stock and warrants to employees and non-employees.

	Account	Increase (Decrease)
	Amortization of debt discount	1,082,366
	Proceeds from issuance of common stock and warrants to employees and non-employees	(1,082,366)

Thank you for your continued review of our Registration Statement.  Please let us know if you have any further comments.

Sincerely,

/s/ Julian Ross
Chief Executive Officer
OxySure Systems, Inc.